================================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 FORM 11-K




[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995




[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934




COMMISSION FILE NUMBER             333-04963
                       ---------------------------------


                 CASE CORPORATION RETIREMENT SAVINGS PLAN:
                              PROFIT SHARING PLAN
                           (Full Title of the Plan)


                                CASE CORPORATION
             (Exact name of registrant as specified in its charter)

              DELAWARE                          76-0433811
     (State of Incorporation)      (I.R.S. Employer Identification Number)


                                700 STATE STREET
                            RACINE, WISCONSIN 53404
                                  414-636-6011
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


================================================================================

Item 1.    Financial Statements and Exhibits
           ---------------------------------

           Listed below are the financial statements and exhibits filed as a part of this annual report:

      (a) Financial Statements-

           (i) Report of Independent Public Accountants

          (ii) Statements of Net Assets Available for Plan Benefits:
               As of December 31, 1995 and 1994

         (iii) Statement of Changes in Net Assets Available for Plan
               Benefits:
               For the Year Ended December 31, 1995

          (iv) Notes to Financial Statements

           (v) Supplemental Schedule:
               Assets Held for Investment Purposes

      (b) Exhibit-

           (i) Exhibit 1 - Consent of Independent Public Accountants

                                SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                   CASE CORPORATION
                                   RETIREMENT SAVINGS PLAN:
                                   PROFIT SHARING PLAN



                                   By              MARC J. CASTOR
                                       -----------------------------------------
                                                   Marc J. Castor
                                          Vice President, Human Resources



Date:  June 27, 1996

                   CASE CORPORATION RETIREMENT SAVINGS PLAN:
                   -----------------------------------------

                              PROFIT SHARING PLAN
                              -------------------

             FINANCIAL STATEMENTS AS OF DECEMBER 31, 1995 AND 1994
             -----------------------------------------------------

             TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
             ------------------------------------------------------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrator of the
 Case Corporation Retirement Savings Plan:
 Profit Sharing Plan


We have audited the accompanying statements of net assets available for plan benefits of THE CASE CORPORATION RETIREMENT SAVINGS PLAN: PROFIT SHARING PLAN as of December 31, 1995 and 1994 and the related statement of changes in net assets available for plan benefits, with fund information, for the year ended December 31, 1995. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994 and the changes in its net assets available for plan benefits, with fund information, for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the Plan's basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                          ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin,
June 14, 1996

                                                                         TABLE 1


                               CASE CORPORATION
                               ----------------

                 RETIREMENT SAVINGS PLAN:  PROFIT SHARING PLAN
                 ---------------------------------------------

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ---------------------------------------------------

                            AS OF DECEMBER 31, 1995
                            -----------------------








                                            ------------------------------------------------------------------
                                            Northern Trust         BZW                               BZW
                                              Collective         Barclays         Capital          Barclays
                                              Short-Term        U.S. Debt      Guardian U.S.     Equity Index
                                            Investment Fund     Index Fund     Balanced Fund         Fund
                                            -----------------  ------------   ---------------   --------------
               ASSETS
               ------
Investment in Case Corporation
   Retirement Savings Plan Trust
   at Fair Market Value
   (cost of  274,826,463)                        $100,578,082     $6,142,259       $16,727,600      $15,531,190
Loans to Participants                                       -              -                 -                -
Employer's Contribution Receivable                  2,497,916        180,480           479,428          555,880
Investment Income Receivable                          439,479              -                 -                -
                                                 ------------     -----------      -----------      -----------
          Total Assets                            103,515,477      6,322,739        17,207,028       16,087,070

           LIABILITIES
           -----------

Accounts Payable                                       10,186            806               543            1,682
                                                  -----------       --------       -----------      -----------
NET ASSETS AVAILABLE FOR
     PLAN BENEFITS                               $103,505,291     $6,321,933       $17,206,485      $16,085,388
                                                 ============     ==========       ===========      ===========



        The accompanying notes are an integral part of this statement.

                                          Participant Directed
- -----------------------------------------------------------------------------------------------------------
                                         Neuberger &                     Capital Guardian     Metropolitan
                                           Berman        Putnam OTC         U.S. Small         Life Group
                                          Manhattan       Emerging        Capitalization        Annuity
                                            Trust        Growth Fund           Fund            Contracts
                                         -----------   -------------   ------------------   --------------
               ASSETS
               ------

Investment in Case Corporation
  Retirement Savings Plan Trust
  at Fair Market Value
  (cost of $274,826,463)                  $ 9,938,121     $42,412,359        $5,783,290        $14,111,622
Loans to Participants                               -               -                 -                  -
Employer's Contribution Receivable            342,717       1,553,353           207,087             79,736
Investment Income Receivable                  344,744       4,771,293                 -                  -
                                          -----------     -----------       -----------        -----------

          Total Assets                     10,625,582      48,737,005         5,990,377         14,191,358

             LIABILITIES
             -----------

Accounts Payable                                  426           1,126               334                  -
                                          -----------     -----------       -----------        -----------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                           $10,625,156     $48,735,879       $ 5,990,043        $14,191,358
                                          ===========     ===========       ===========        ===========

                                                                   TABLE 1 (END)

                                                              Non-Participant
                                                                  Directed
- ---------------------------------------------------    -------------------------------
                                                                          Participant
                                         Case Stock     Tenneco Stock       Loans &
                                            Fund             Fund             Other          Total
                                         ----------    ---------------   -------------   --------------
          ASSETS
          ------
Investment in Case Corporation
 Retirement Savings Plan Trust
 at Fair Market Value
 (cost of $274,826,463)                $  26,062,748   $    71,542,698   $     151,023   $  308,980,992
Loans to Participants                              -                 -       6,065,804        6,065,804
Employer's Contribution Receivable            54,267                 -               -        5,950,864
Investment Income Receivable                  29,885             3,083           1,396        5,589,880
                                       -------------   ---------------   -------------   --------------

  Total Assets                            26,146,900        71,545,781       6,218,223      326,587,540

       LIABILITIES
       -----------

Accounts Payable                               3,513             3,066         128,386          150,068
                                       -------------   ---------------   -------------   --------------

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS                         $  26,143,387   $    71,542,715   $   6,089,837   $  326,437,472
                                       =============   ===============   =============   ==============

                                                                         TABLE 2


                               CASE CORPORATION
                               ----------------

                 RETIREMENT SAVINGS PLAN:  PROFIT SHARING PLAN
                 ---------------------------------------------

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ---------------------------------------------------

                            AS OF DECEMBER 31, 1994
                            -----------------------

                                                                                          Participant Directed
                                            ------------------------------------------------------------------
                                            Northern Trust
                                              Collective        Wells Fargo        Capital        Wells Fargo
                                              Short-Term         U.S. Debt      Guardian U.S.     Equity Index
                                            Investment Fund     Index Fund      Balanced Fund         Fund
                                            ---------------    -------------   ---------------    ------------
             ASSETS
             ------
Investments, at Fair Market Value
        (cost of $235,551,021)
   Common Stock                          $              -      $  4,085,195    $   10,121,035    $   6,161,174
   Short-Term Investments                     106,640,514                 -                 -                -
   Mortgages, Notes and Contracts               3,028,986                 -                 -                -
   Loans to Participants                                -                 -                 -                -
                                          -----------------     -------------   ---------------   --------------
          Total Investments                   109,669,500         4,085,195        10,121,035        6,161,174
                                          -----------------     -------------   ---------------   --------------

Employer's Contribution Receivable              2,222,086           129,343           265,780          270,995
Participants' Contribution Receivable             237,328            14,182            30,578           29,900
Dividends and Interest Receivable                 471,328                 -                 -                -
                                          -----------------     -------------   ---------------   --------------
                                                2,930,742           143,525           296,358          300,895
                                          -----------------     -------------   ---------------   --------------
          Total Assets                        112,600,242         4,228,720        10,417,393        6,462,069

       LIABILITIES
       -----------

Accounts Payable                                        -               681               508              888
                                          -----------------     -------------   ---------------   --------------
NET ASSETS AVAILABLE FOR
     PLAN BENEFITS                       $    112,600,242      $  4,228,039    $   10,416,885    $   6,461,181
                                          =================     =============   ===============   ==============



         The accompanying notes are an integral part of this statement.

                                                                             TABLE 2 (CONT.)
- ---------------------------------------------------------------------------------------------
                                            Neuberger &                     Capital Guardian
                                              Berman        Putnam OTC         U.S. Small
                                             Manhattan       Emerging        Capitalization
                                               Trust        Growth Fund           Fund
                                            -----------     -----------     -----------------

                ASSETS
                ------

Investments, at Fair Market Value
        (cost of $235,551,021)
     Common Stock                         $   2,792,179   $  21,721,522   $        2,208,258
     Short-Term Investments                           -               -                    -
     Mortgages, Notes and Contracts                   -               -                    -
     Loans to Participants                            -               -                    -
                                          -------------   -------------   ------------------
          Total Investments                   2,792,179      21,721,522            2,208,258
                                          -------------   -------------   ------------------

Employer's Contribution Receivable              115,377         783,257               86,333
Participants' Contribution Receivable            12,080          86,462                9,109
Dividends and Interest Receivable                     -               -                    -
                                          -------------   -------------   ------------------
                                                127,457         869,719               95,442
                                          -------------   -------------   ------------------

          Total Assets                        2,919,636      22,591,241            2,303,700


     LIABILITIES
     -----------

Accounts Payable                                    372             766                  300
                                          -------------   -------------   ------------------
 NET ASSETS AVAILABLE FOR
     PLAN BENEFITS                       $    2,919,264  $   22,590,475   $        2,303,400
                                          =============   =============   ==================



                                                                   TABLE 2 (END)

                                                      Non-Participant
                                                          Directed
                                             ------------------------------------------
                                                                            Participant
                                             Case Stock       Tenneco         Loans &
                                                Fund        Stock Fund         Other           Total
                                             ----------   -------------   -------------   --------------
ASSETS
- ------
Investments, at Fair Market Value
      (cost of $235,551,021)
   Common Stock                            $  4,791,340   $  64,267,778   $           -   $  116,148,481
   Short-Term Investments                       208,663       1,045,697         100,962      107,995,836
   Mortgages, Notes and Contracts                     -               -               -        3,028,986
   Loans to Participants                              -               -       5,076,898        5,076,898
                                           ------------   -------------   -------------   --------------
      Total Investments                       5,000,003      65,313,475       5,177,860      232,250,201
                                           ------------   -------------   -------------   --------------
Employer's Contribution Receivable              416,691               -               -        4,289,862
Participants' Contributions Receivable                -               -               -          419,639
Dividends and Interest Receivable                12,042             835               -          484,205
                                           ------------   -------------   -------------   --------------
                                                428,733             835               -        5,193,706
                                           ------------   -------------   -------------   --------------

      Total Assets                            5,428,736      65,314,310       5,177,860      237,443,907

            LIABILITIES
            -----------
Accounts Payable                                  1,654               -          77,535           82,704
                                           ------------   -------------   -------------   --------------
NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                           $  5,427,082   $  65,314,310   $   5,100,325   $  237,361,203
                                           ============   =============   =============   ==============

                                                                         TABLE 3
                                CASE CORPORATION
                                ----------------

                 RETIREMENT SAVINGS PLAN:  PROFIT SHARING PLAN
                 ---------------------------------------------

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
         --------------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                      ------------------------------------



                                         -------------------------------------------------------------------
                                          Northern Trust         BZW                               BZW
                                            Collective         Barclays         Capital          Barclays
                                            Short-Term        U.S. Debt      Guardian U.S.     Equity Index
                                         Investment Fund      Index Fund     Balanced Fund         Fund
                                         ---------------     ------------   ---------------   --------------
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:

Net Investment Appreciation
 in the Case Corporation
 Retirement Savings Plan Trust          $    6,247,692       $   857,898    $    3,215,616    $   3,240,038

Contributions
 Employer's Contributions                    2,495,419           180,461           479,646          555,865
 Participants' Contributions                 5,555,424           433,615         1,095,374        1,217,344
 Transfers From Other Plans                  1,034,950                 -            41,080              349
                                        --------------       -----------    --------------    -------------
                                             9,085,793           614,076         1,616,100        1,773,558
                                        --------------       -----------    --------------    -------------

        Total Additions                     15,333,485         1,471,974         4,831,716        5,013,596
                                        --------------       -----------    --------------    -------------

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:

 Benefits Paid to Participants              11,626,387            99,887           467,235          306,863
 Administrative Expenses                       153,475             9,554             6,773           15,090
                                        --------------       -----------    --------------    -------------

        Total Deductions                    11,779,862           109,441           474,008          321,953
                                        --------------       -----------    --------------    -------------
        Net Increase                         3,553,623         1,362,533         4,357,708        4,691,643

TRANSFERS BETWEEN FUNDS                    (12,648,574)          731,361         2,431,892        4,932,564

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS

Beginning of Year                          112,600,242         4,228,039        10,416,885        6,461,181
                                        --------------       -----------    --------------    -------------

End of Year                             $  103,505,291       $ 6,321,933    $   17,206,485    $  16,085,388
                                        ==============       ===========    ==============    =============

         The accompanying notes are an integral part of this statement.

                                                              TABLE 3 (CONT.)


                                         Participant Directed
- ----------------------------------------------------------------------------------------------------------
                                         Neuberger &                     Capital Guardian     Metropolitan
                                           Berman        Putnam OTC         U.S. Small         Life Group
                                          Manhattan       Emerging        Capitalization         Annuity
                                            Trust        Growth Fund           Fund             Contracts
                                         -----------   -------------     ----------------   --------------
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:

Net Investment Appreciation
 in the Case Corporation
 Retirement Savings Plan Trust          $  1,229,873    $ 14,261,220     $        827,763    $     520,768

Contributions
 Employer's Contributions                    342,959       1,552,755              207,087           79,736
 Participants' Contributions                 688,050       3,023,497              452,829          849,660
 Transfers From Other Plans                        -          24,628                    -       14,796,056
                                       -------------   -------------   ------------------   --------------
                                           1,031,009       4,600,880              659,916       15,725,452
                                       -------------   -------------   ------------------   --------------

          Total Additions                  2,260,882      18,862,100            1,487,679       16,246,220
                                       -------------   -------------   ------------------   --------------

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:

 Benefits Paid to Participants                48,336       1,136,146               29,019          253,732
 Administrative Expenses                       4,668          11,989                3,974                -
                                       -------------   -------------   ------------------   --------------
          Total Deductions                    53,004       1,148,135               32,993          253,732
                                       -------------   -------------   ------------------   --------------

          Net Increase                     2,207,878      17,713,965            1,454,686       15,992,488

TRANSFERS BETWEEN FUNDS                    5,498,014       8,431,439            2,231,957       (1,801,130)

NET ASSETS AVAILABLE FOR
     PLAN BENEFITS

Beginning of Year                          2,919,264      22,590,475            2,303,400                -
                                       -------------   -------------   ------------------   --------------

End of Year                            $  10,625,156  $   48,735,879   $        5,990,043   $   14,191,358
                                       =============   =============   ==================   ==============

                                                                   TABLE 3 (END)


                                                            Non-Participant
                                                                Directed
                                     ----------     --------------------------------
                                                                        Participant
                                     Case Stock      Tenneco Stock        Loans &
                                        Fund             Fund              Other           Total
                                     ----------     ---------------    -------------   --------------
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:

Net Investment Appreciation
 in the Case Corporation
 Retirement Savings Plan Trust       $11,005,000        $13,234,122         $481,405      $55,121,400

Contributions
 Employer's Contributions             10,822,532                  -                -       16,716,460
 Participants' Contributions              12,573                  -                -       13,328,366
 Transfers From Other Plans                    -          6,897,017           76,027       22,870,107
                                   -------------    ---------------    -------------   --------------
                                      10,835,105          6,897,017           76,027       52,914,933
                                   -------------    ---------------    -------------   --------------

  Total Additions                     21,840,110         20,131,139          557,432      108,036,333
                                   -------------    ---------------    -------------   --------------

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:

 Benefits Paid to Participants           367,012          4,111,214          228,734       18,674,565
 Administrative Expenses                  33,315             46,661                -          285,499
                                   -------------    ---------------    -------------   --------------

  Total Deductions                       400,327          4,157,875          228,734       18,960,064
                                   -------------    ---------------    -------------   --------------

  Net Increase                        21,439,783         15,973,264          328,698       89,076,269

TRANSFERS BETWEEN FUNDS                 (723,478)        (9,744,859)         660,814                -

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS

Beginning of Year                      5,427,082         65,314,310        5,100,325      237,361,203
                                   -------------    ---------------    -------------   --------------

End of Year                        $  26,143,387    $    71,542,715    $   6,089,837   $  326,437,472
                                   =============    ===============    =============   ==============

         CASE CORPORATION RETIREMENT SAVINGS PLAN:  PROFIT SHARING PLAN
         --------------------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                           DECEMBER 31, 1995 AND 1994
                           --------------------------


1. DESCRIPTION OF THE PLAN-
   ------------------------

   The following description of the Case Corporation (the "Company") Retirement Savings Plan: Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

   a.  General
       -------

       The Plan is a defined contribution plan covering all employees of the Company who have completed one year of qualified service and are neither leased employees nor represented by a collective bargaining unit (unless the collective bargaining agreement stipulates participation). The Plan was established on July 1, 1994, and complies with Sections 401(a), 401(k) and 401(m) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   b.  Contributions
       -------------

       The following is a brief description of the contributions applicable to various segments of participants:

                                             Participant                     Company
                                   -------------------------------  -------------------------

       Salaried (excluding sales    Ranges from 0% to                100% match  of
       representatives at           a maximum of 8%                  participant contributions
       Company-owned stores)        of eligible compensation

       Salaried (all)                                                Discretionary profit
                                                                     sharing ranging from
                                                                     0 to 8% of eligible
                                                                     compensation

       Wichita Plant                Ranges from 0% to a maxi-        100% match of participant
                                    mum of 8% of eligible            contributions to a maximum
                                    compensation                     of 7% of eligible
                                                                     compensation

       Steiger Plant                Ranges from 0% to                None
                                    a maximum of 20% of
                                    eligible compensation

       United Auto                  Ranges from 0% to a              Negotiated cents per
       Workers                      maximum of 20% of                hour factor times
       (UAW)                        eligible compensation            annual hours worked

       The Company's matching contribution is made in the form of Case Corporation stock. Under the Plan, the Company's discretionary profit sharing contribution is allocated to the same investment options as the participant directed contributions. For 1995, the Company profit sharing contribution was $5,579,364, or 3.5% of participant's base salary. For 1994, the profit sharing contribution was $3,873,171, or 6% of participant's base salary for the six-month period. The benefits applicable to UAW participants was added with the merger of the Case Corporation Guaranteed Sharing Benefits and Tax Deferred Savings Plan during 1995. The applicable cents per hour factor relevant to UAW participants was $.36 for the plan year beginning January 1, 1995. Tax deferred savings contributions are limited to $9,240 in 1995, subject to any adjustment made in accordance with Section 402 of the Internal Revenue Code.

   c.  Vesting
       -------

       Participants are immediately vested in their contributions plus actual earnings thereon. Participants employed by the Company as of June 30, 1994 are 100% vested in the Company's matching and discretionary contributions and the related earnings thereon. Salaried participants hired subsequent to that date and Wichita plant participants are fully vested in the Company's contributions after five or more years of service. A UAW participant's interest in his account is fully vested and non-forfeitable at all times.

   d.  Investment Options
       ------------------

       Participants may direct their tax deferred savings contributions and Company discretionary contributions in any one or more of eight investment options:

       1. NORTHERN TRUST COLLECTIVE SHORT-TERM INVESTMENT FUND

          This fund invests in a portfolio of high-grade money market instruments with short maturities, as well as a guaranteed investment contract with an insurance company.


       2. BZW BARCLAYS U.S. DEBT INDEX FUND (FORMERLY WELLS FARGO U.S. DEBT INDEX FUND)

          This fund is composed primarily of U.S. government and corporate bonds, and also includes asset-backed securities and high quality mortgage pass-throughs.


       3. CAPITAL GUARDIAN U.S. BALANCED FUND

          This fund invests in U.S. stocks and bonds.


       4. BZW BARCLAYS EQUITY INDEX FUND (FORMERLY WELLS FARGO EQUITY INDEX
          FUND)

          This fund invests in a broad range of U.S. common stocks.


       5. NEUBERGER & BERMAN MANHATTAN TRUST

          This fund is composed primarily of common stocks and securities convertible into or exchangeable for common stock. Preferred stocks and debt securities may also be held.

       6. PUTNAM OTC EMERGING GROWTH FUND

          This fund invests in common stocks of small- to medium-sized emerging-growth companies traded in the over-the-counter (OTC) market. The fund may invest up to 20% of its assets in international securities.


       7. CAPITAL GUARDIAN U.S. SMALL CAPITALIZATION FUND

          This fund is invested primarily in equity securities of companies with capital between $50 and $750 million at time of purchase.


       8. CASE STOCK FUND

          This fund consists almost solely of Case Corporation common stock. Effective November 1, 1995, participants were able to elect this fund as an investment option.

       All Company matching contributions are invested in the Case Stock Fund. Two additional investment funds exist, however, not all participants may direct their contributions into these options. No new contributions may be directed to the Tenneco Stock Fund, which consists of Tenneco Inc. common stock and short-term investments which were transferred to this Plan from a predecessor plan in 1994. The Metropolitan Life Insurance Group Annuity Contracts Fund, which consists of guaranteed investment contracts, is available only to employees represented by a collective bargaining unit. Such employees were previously covered by the Case Corporation Guaranteed Sharing Benefits and Tax Deferred Savings Plan or the Steiger Tractor, Inc. Bargaining Unit Employees' Savings Plan, as applicable, prior to asset transfers related to mergers described in Note 2.

   e.  Loans to Participants
       ---------------------

       Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance of the participant's account and bear interest at market rates as determined by the Plan administrator.

   f.  Payment of Benefits
       -------------------

       On termination of service, a participant may receive the value of the vested interest in his or her account under a variety of payment options. Participants may elect to have the portion of their accounts invested in the Case Stock Fund or the Tenneco Stock Fund distributed in either stock or cash.

   g.  Forfeitures
       -----------

       Forfeited nonvested accounts will be used to reduce future Company contributions. At December 31, 1995 and 1994, forfeited nonvested accounts totaled $0.

2. TRANSFER OF ASSETS-
   -------------------

   Effective July 1, 1995, the Case Corporation Guaranteed Sharing Benefits and Tax Deferred Savings Plan was merged into the Plan. Asset transfers related to this merger totaled $21,929,077.

   Effective October 1, 1995, the Steiger Tractor, Inc. Bargaining Unit Employees' Savings Plan was merged into the Plan. Asset transfers related to this merger totaled $392,786.

   Asset transfers into the Plan during 1995 and 1994 from the Tenneco Inc. Thrift Plan totaled $548,244 and $228,490,813, respectively. Asset transfers into the Plan during 1994 from the Case Corporation Tax Deferred Savings Plan for Hourly Paid Employees at the Wichita Plant totaled $3,649,711.

   Rollover contributions and participant after-tax contributions or transfers into the Plan are not permitted.


3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-
   -------------------------------------------

   Financial Statements
   --------------------

   The Plan's financial statements have been prepared on the accrual basis of accounting.

   Accounting Estimates
   --------------------

   The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's administrator to make estimates and assumptions that affect the accompanying financial statements. Actual results could differ from these estimates.


4. TRUSTEE-
   --------

   The trustee of the Plan is The Northern Trust Company (the "Trustee"). Hewitt Associates maintains records of individual account balances for each participant.


5. INVESTMENTS-
   ------------

   Effective January 1, 1995, the Plan became a participant in the Case Corporation Retirement Savings Plan Trust (the "Trust").

   Investments are stated at fair market value as determined by the Trustee by reference to published market data, except for the guaranteed investment contracts which are benefit responsive as defined by SOP 94-4 ("Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans") and are stated at contract value as determined by the Trustee. The contract value and fair market value of the benefit responsive guaranteed investment contracts in the Master Trust at December 31, 1995 are $17,330,683 and $17,841,280, respectively.

   The Trustee of the Plan holds the Plan's investments and executes transactions therein.

   The fair market values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 1994 are as follows:

       Northern Trust Collective Short-Term Investment Fund    $107,995,836
       Tenneco Inc. Common Stock Fund                            64,267,778
       Putnam OTC Emerging Growth Fund                           21,721,522

   The Plan's investments are valued daily, and units which reflect the daily valuations are assigned to participants. At the Plan's inception, all investment options were assigned a unit value of $10.00, with the exception of the Northern Trust Collective Short-Term Investment Fund and the Metropolitan Life Insurance Group Annuity Contracts, which were assigned a unit value of $1.00. The number of units outstanding and the net asset value per unit as of December 31, 1995 is as follows:

                                                                Net Asset
          Fund                      No. of Units              Value per Unit
          ----                      ------------              --------------
Capital Guardian
 U.S. Balanced Fund                 1,332,876.49                   12.55

Capital Guardian U.S. Small
 Capitalization Tax-Exempt Trust      481,138.94                   12.02

Case Corporation
 Common Stock                       1,183,339.37                   22.05

Metropolitan Life Insurance
 Group Annuity Contracts           13,439,640.00                    1.05

Neuberger & Berman
 Manhattan Trust Fund                 818,699.44                   12.56

Northern Trust Collective
 Short-Term Investment Fund        93,534,778.70                    1.08

Putnam OTC Emerging
 Growth Fund                        2,671,780.97                   17.66

Tenneco Inc.
 Common Stock Fund                  6,939,455.00                   10.31

BZW Barclays Daily U.S.
 Debt Index Fund                      524,531.08                   11.71

BZW Barclays Daily U.S.
 Equity Index Fund                  1,122,195.81                   13.84

Net realized/unrealized gains/(losses) on the Plan's investments during 1995 are included in "Net Investment Appreciation in the Case Corporation Retirement Savings Plan Trust".

The assets of the Plan are commingled and are not segregated in the accounts of the Trust. The market value of the assets held in the Trust as of December 31, 1995 as certified by the Trustee are:


    Short-Term Investments                                                      $ 100,374,975
    Mortgages, Notes and Contracts                                                 17,330,683
    Common Stock                                                                  195,037,793
                                                                                  -----------
        Total Assets                                                            $ 312,743,451
                                                                                  ===========

At December 31, 1995, the Plan held a 98.8% interest in the Trust.

Trust income allocated to the participating plans for the year ended December 31, 1995 is allocated to the investment types as follows:


    Short-Term Investments                                                      $   6,161,270
    Mortgages, Notes and Contracts                                                    710,592
    Common Stock                                                                   48,612,504
                                                                                  -----------
          Total Income                                                          $  55,484,366
                                                                                  ===========

6. INCOME TAX STATUS-
   ------------------

   The Plan was established in 1994, and has filed for but not received a determination letter from the Internal Revenue Service. In the opinion of the Company's management, the Plan, as currently written and operated, is in compliance with the applicable requirements of the Code. Therefore, the Company's management believes that the Plan is tax-exempt as of the financial statement date.

7. RELATED PARTY TRANSACTIONS-
   ---------------------------

   Administrative fees are borne by the Plan.

   The Plan periodically invests in common funds managed by the Trustee.

   The above transactions are not considered prohibited transactions by statutory exemptions under the ERISA regulations.

8. PLAN TERMINATION-
   -----------------

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                                                            SCHEDULE 1



                   CASE CORPORATION RETIREMENT SAVINGS PLAN:
                   -----------------------------------------

                              PROFIT SHARING PLAN
                              -------------------

                               DECEMBER 31, 1995
                               -----------------



                Item 27(a) - Assets Held for Investment Purposes
                ------------------------------------------------

 Identity of Issue             Description             Cost         Current Value
 ---------------------        -----------------      ----------    ---------------
*Case Corporation             Case Corporation       $ 6,065,804   $ 6,065,804
 Retirement Savings           Participant Loans
 Plan: Profit Sharing        (Interest rates ranging
 Plan                         from 10.5% to 11%)


                       *Represents a party in interest.



         The accompanying notes are an integral part of this schedule.